February 11, 2025

David Mann
Chief Executive Officer
Franklin Crypto Trust
One Franklin Parkway
San Mateo, CA 94403

       Re: Franklin Crypto Trust
           Amendment No. 2 to Registration Statement on Form S-1
           Filed filed February 6, 2025
           File No. 333-281615
Dear David Mann:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
General

1. We note that the Fact Sheet for Franklin Crypto Index ETF indicates total net assets of
       $50.00 million, which is inconsistent with your disclosure in your registration statement. Please revise for consistency or advise.
Prospectus Summary
Key Service Providers -- The Sponsor, Trustee, Custodians, Administrator, Marketing Agent and Trade Credit Lender, page 1

2. We note your response to prior comment 1. Please revise to disclose the methodology the Administrator will use to calculate the Sponsor's fee. In addition, we note your revised disclosure on page 2 that the Sponsor may assume expenses to ensure "that the
 February 11, 2025
Page 2

       continued operation of the Fund is practical." Please revise to disclose what you mean by your statement that the continued operation of the Fund is "practical."
Risk Factors
Risks Related to Digital Asset Markets
The lack of full insurance and Shareholders' limited rights, page 61

3. We note your response to comment 4. Please disclose the current amount of the commercial crime insurance policy here and on page 136.
Business of the Fund
The Underlying Index, page 102

4. Please revise to include a table in this section that identifies high market capitalization
       crypto assets that do not meet the Index Providers    criteria and/or
the Index Rules and
       the reason(s) they do not qualify.
Creations and Redemptions, page 121

5. Please revise to disclose here the material terms of your agreements with Jane Street and Virtu.
U.S. Federal Income Tax Consequences, page 144

6. Please revise your registration statement here and on page 158 to state clearly that the disclosure under the U.S. Federal Income Tax Consequences is the opinion of
       Stradley, Ronon, Stevens &Young LLP. In addition, please have counsel revise
       Exhibit 8.1 to clarify that the disclosure in the U.S. Federal Income
Tax
       Consequences section of the prospectus is the opinion of Stradley, Ronon, Stevens
       & Young LLP.
       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets